KongZhong Corporation Reports Unaudited Fourth Quarter 2013 Financial Results

Beijing, China, February 25, 2014 – KongZhong Corporation (NASDAQ: KONG), a leading provider of digital entertainment services for consumers in the PRC, today announced its unaudited financial results for the fourth quarter of 2013 and full year 2013.

Fourth Quarter 2013 Financial Highlights:

●    Revenues exceed guidance – Total revenues for the fourth quarter of 2013 decreased 0.6% from the third quarter of 2013 but increased 2.8% from the same period last year to US$ 43.84 mn, exceeding the guidance range of US$ 41.0 mn to US$ 42.0 mn.

●    Gross profit exceed guidance – Total gross profit increased 13.7% from the third quarter of 2013 and 20.6% increase from the same period last year to US$ 21.72 mn, exceeding the guidance range of US$ 20.0 mn to US$ 21.0 mn.

●    Net income exceed guidance and a record high for Company – Net income increased from the third quarter of 2013 to US$ 10.03 mn, exceeding the guidance range of US$ 8.0 mn to US$ 9.0 mn. Net loss in 3Q13 was US$2.68 mn, which included a $1.56 mn impairment loss on intangible assets and $ 2.0 mn impairment loss on long term investments. Basic net income per American Depositary Shares ("ADS") was US$ 0.22.

●    Non-GAAP net income exceed guidance and a record high for Company – Non-GAAP net income was US$ 10.65 mn, exceeding the guidance range of US$ 9.0 mn to US$ 10.0 mn. Non-GAAP diluted net income per ADS was US$ 0.23 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”).

●    Cash and cash equivalents – As of December 31, 2013, the Company had US$ 216.61 mn in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash or US$ 4.78 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash.

Full Year 2013 Financial Highlights

●	Total revenues were US$ 179.44 million for the full year 2013. Of which WVAS revenues were US$ 63.92 mn in 2013 compared to US$ 77.77 mn in 2012, mobile games revenues were US$ 17.07 mn in 2013 compared to US$ 21.19 mn in 2012 and Internet games revenues were US$ 98.45 mn in 2013 compared to US$ 87.42 mn in 2012.
●	Full year gross margin was 43.1% compared to 41.6% in 2012. Of which WVAS gross margin was 31.1%, Mobile games gross margin was 53.5% and Internet games gross margin was 49.0%.
●	Net income in 2013 was US$ 20.66 mn compared to US$ 25.74 mn in 2012. However, net income in 2013 included a $1.56 mn impairment loss on intangible assets and $ 2.0 mn impairment loss on long term investments.

4

●	Non-GAAP net income was US$ 28.87 mn compared to 2012 full year Non-GAAP net income of US$ 35.92 mn.

The Company's Chairman and Chief Executive Officer, Leilei Wang said, " In 2013, the Company spent great efforts preparing for the upcoming the official launch of Guild Wars 2 and World of War Plane, as well as the development of our smartphone games.  Through in-house self-development and the licensing of overseas games, we will continue to develop our strong pipeline in both mobile and Internet games. Our goals in 2014 are to maintain stable cashflow from our WVAS business, capture fast growth in our mobile game business and in Internet games, achieving sustained growth in World of Tanks while having successful launches of Guild Wars 2 and World of Warplanes.  I believe 2014 is the year the Company has the opportunity to see great performance."

5

	For the Three Months Ended December 31, 2012 (US$ in thousands)	For the Three Months Ended September 30, 2013 (US$ in thousands)	For the Three Months Ended December 31, 2013 (US$ in thousands)
Revenues	$42,631	$44,084	$43,838
WVAS	14,620	18,012	13,832
Mobile Games	4,169	4,702	4,924
Internet Games	23,842	21,370	25,082

Sales Tax	$1,412	$1,506	$876
WVAS	178	278	276
Mobile Games	30	37	42
Internet Games	1,204	1,191	558

Cost of Revenue	$23,218	$23,483	$21,246
WVAS	10,286	11,277	8,937
Mobile Games	1,737	2,355	1,436
Internet Games	11,195	9,851	10,873

Gross Profit	$18,001	$19,095	$21,716
WVAS	4,156	6,457	4,619
Mobile Games	2,402	2,310	3,446
Internet Games	11,443	10,328	13,651

Gross Profit ratio	42%	43%	50%
WVAS	28%	36%	33%
Mobile Games	58%	49%	70%
Internet Games	48%	48%	54%

Revenues

WVAS Revenues

WVAS revenues in 4Q13 were US$ 13.83 mn, a 23.2% decrease from 3Q13, and a 5.4% decrease from the same period of last year. As discussed previously, our WVAS business generally sees seasonal weakness at the end of each calendar year based on our mobile operator policy and business practices. However, we expect the WVAS operating environment to stabilize in 2014 from 2013 levels.

6

WVAS made up 31.6 % of total revenues in 4Q13.

Mobile Games Revenues

Total mobile game revenues in 4Q13 were US$ 4.92 mn, a 18.1% increase from the same period last year and a 4.7% increase from 3Q13.

Feature phone mobile games revenues in 4Q13 were US$ 1.81 mn, compared to US$ 3.21 mn in 3Q13. Our mobile operator partners continued to implement strict operating policies and continued their de-emphasis of marketing feature phone mobile games.

Smartphone mobile game revenues in 4Q13 were US$ 3.11 mn, a 108.4% increase from 3Q13, and representing 63.2% of total mobile game revenues.

	For the Three Months Ended September 30, 2013		For the Three Months Ended December 31, 2013
MAUs	1,030	k	1,320	k
APA	46	k	86	k
ARPU(RMB/Q)	198		222

For the 4Q13 3-month period, smartphone game operations achieved average monthly active users (“MAUs”) of 1.32 mn and aggregated paying accounts (“APAs”) of 86k with quarterly average revenue per user (“ARPU”) of RMB 222.

Total mobile game revenues made up 11.2% of total revenues in 4Q13.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 25.08 mn in 4Q13, a 17.4% increase from 3Q13 and a 5.2% increase from the same period last year.

Domestic Net Game revenues were US$ 24.22 mn, a 16.6% increase from 3Q13 and a 6.0% increase from the same period last year. Domestic Net game revenues consisted primarily of revenues from World of Tanks.

Overseas net game revenues were US$ 0.86 mn, a 44.6% increase from 3Q13 but a 13.1% decrease from the same period last year. Overseas net game revenues increased due to Kungfu hero license revenues contribution from South Korea business partners.

7

For the 4Q13 3-month period, mainland China online game operations achieved average concurrent users (“ACUs”) of 467k and aggregated paying accounts (“APAs”) of 774k with quarterly average revenue per user (“ARPU”) of RMB 192. ACUs in 4Q13 were up 11.0% from the same period last year and a 14.2% increase from 3Q13.

	For the Three Months Ended December 31, 2012		For the Three Months Ended September 30, 2013		For the Three Months Ended December 31, 2013
ACU	300	k	399	k	467	k
APA	832	k	763	k	774	k
ARPU(RMB/Q)	173		168		192

Internet game revenues made up 57.2% of total revenues in 4Q13.

Gross Profit

Total gross profit was US$ 21.72 mn in 4Q13, an increase of 13.7% from 3Q13 and an increase of 20.6% from the same period last year. Total gross margin was 49.5% in 4Q13.

WVAS Gross Profit

WVAS gross profit in 4Q13 was US$ 4.62 mn, a 28.5 % decrease from 3Q13. 4Q13 WVAS gross margin was 33.4% compared to 35.9% in 3Q13.

Mobile Game Gross Profit

Mobile games gross profit in 4Q13 was US$ 3.45 mn, a 49.2% increase from 3Q13 and a 43.5% increase from the same period last year. The increase in mobile games gross profits was due to the increase in our higher gross margin smartphone games revenue compared to feature phone game revenues in 4Q13. We expect to launch a number of new smartphone games in the 1Q 2014 / 2Q 2014 period. 4Q13 mobile games gross margin was 70.0% compared to 57.6% in the same period last year and 49.1% in 3Q13.

Internet Game Gross Profit

Internet game gross profit in 4Q13 was US$ 13.65 mn, a 32.2% increase from 3Q13 and an 19.3% increase from the same period last year. 4Q13 Internet game gross margin was 54.4% compared to 48.0% in the same period last year and 48.3% in 3Q13.

8

Operating Expenses

	For the Three Months Ended December 31, 2012 (US$ in thousands)	For the Three Months Ended September 30, 2013 (US$ in thousands)	For the Three Months Ended December 31, 2013 (US$ in thousands)
Product development	$5,325	$6,991	$6,819
Sales and marketing	5,926	10,942	6,520
General and administrative	3,179	2,029	2,356
Impairment loss on intangible assets	-	1,562	-
Total operating expenses	$14,430	$21,524	$15,695

Total operating expenses in 4Q13 were US$ 15.70 mn compared to US$ 21.5 mn in 3Q13.

Product development expenses in 4Q13 were US$ 6.82 mn compared to US$6.99 mn in 3Q13.

Sales and marketing expenses in 4Q13 were US$ 6.52 mn compared to US$ 10.94 mn in 3Q13. As previously discussed, 3Q13 sales and marketing activities were elevated due to increased promotion our smartphone games and WoT. The decline in sales and marketing expenses in 4Q13 was a moderation of those activities.

General and administrative expenses in 4Q13 were US$ 2.36 mn compared to US$ 2.03 mn in 3Q13.

The Company’s total headcount remained stable in 4Q13 to 1,153 compared to 1,166 at the end of 3Q13.

Earnings

Net income and Non-GAAP net income in 4Q13 were US$ 10.03 mn and US$ 10.65 mn, respectively. Diluted income per ADS and diluted Non-GAAP earnings per ADS were US$ 0.21 and US$ 0.23 in 4Q13, respectively.

Total ADS on a diluted basis outstanding during 4Q13 were 46.85 mn, compared to 43.50 mn outstanding during 3Q13.

9

For the purpose of earnings per share calculation	Number during three months ended September 30, 2013	Number during three months ended December 31,2013
ADS (in mns)	43.50	45.32
Add: Dilution impact from options and nonvested shares	-	0.58
Warrants issued to business partners	-	0.95
ADS on diluted basis	43.50	46.85

Note : The options, warrants, non-vested shares were excluded from the computation of diluted net loss per share for three months ended September 30, 2013 because their effect would be anti-dilutive.

Balance Sheet

As of December 31, 2013, the Company had US$ 216.61 mn in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash or US$ 4.78 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash.

Business Outlook (For the 3-month period ending March 31, 2014):

The Company expects total revenues for 1Q14 to be within the range of US$ 45.5 mn to US$ 46.5 mn, with business unit revenues at the mid-point expected to roughly consist of WVAS revenues of US$ 13.5 mn, mobile game revenues of US$ 8.5 mn and Net Game revenues of US$ 24.0 mn.

The Company expects total gross profit to be within the range of US$ 22.5 mn to US$ 23.5 mn, net profit to be US$ 9.5 mn to US$ 10.5mn, and Non-GAAP net profit is expected to be US$ 10.5 mn to US$ 11.5 mn.

Regarding Internet Game revenue guidance, beginning in September 2013, with further implementation beginning on January 1, 2014, the Company began to account for the majority part of Internet Game revenues under VAT. Under VAT, the revenue is calculated excluding VAT that has to be paid to tax authority, while under business tax in the prior periods, the revenue is fully recorded including the business tax amount as per Chinese government tax policies. As such, although our Internet Game revenues guidance for domestic Internet games implies a slight decrease in revenues in 1Q14 compared to 4Q13, we expect gross profits from domestic Internet games to remain stable after taking into account the change from business tax to VAT.

Conference Call:

The Company’s management team will conduct a conference call at 8:30 am Beijing time on February 25, 2014 (19:30 pm Eastern time and 16:30 pm Pacific time on February 24, 2014). A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

10

KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(US$ in thousands, except per share and share data)

(Unaudited)

	For the Three Months Ended December 31, 2012	For the Three Months Ended September 30, 2013	For the Three Months Ended December 31, 2013
Revenues	$42,631	$44,084	$43,838
Sales tax	1,412	1,506	876
Cost of revenue	23,218	23,483	21,246
Gross profit	18,001	19,095	21,716
Operating expenses
Product development	5,325	6,991	6,819
Sales and marketing	5,926	10,942	6,520
General and administrative	3,179	2,029	2,356
Impairment loss on intangible assets	-	1,562	-
Total operating expenses	14,430	21,524	15,695
Government subsidy	143	-	1,371
Interest income	1,176	1,685	2,170
Impairment loss on cost method investment	-	2,000	-
Imputed interest on long-term payables	150	150	150
Exchange gain	388	236	898
Investment income	42	-	-
Income (loss) before tax expense	5,170	(2,658)	10,310
Income tax expense	400	23	284
Net income (loss)	$4,770	($2,681)	10,026

Basic earnings (loss) per ADS	$0.11	($0.06)	$0.22
Diluted earnings (loss) per ADS	$0.11	($0.06)	$0.21
Weighted average ADS outstanding (million)	41.58	43.50	45.32
Weighted average ADS used in diluted EPS calculation (million)	42.43	43.50	46.85

Net income (loss)	$4,770	($2,681)	$10,026
Other comprehensive income	2,195	1,915	2,043
Total comprehensive income (loss)	$6,965	$(766)	$12,069

11

KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(US$ in thousands, except per share and share data)

(Unaudited)

	For the Twelve Months Ended December 31, 2012	For the Twelve Months Ended December 31, 2013

Revenues	$186,380	$179,440
Sales tax	5,794	5,786
Cost of revenues	103,130	96,400
Gross profit	77,456	77,254
Operating expenses
Product development	18,382	26,402
Sales and marketing	24,586	26,674
General and administrative	11,629	8,976
Impairment loss on intangible assets	-	1,562
Total operating expenses	54,597	63,614
Government subsidy	301	2,176
Interest income	5,231	6,764
Interest income from loans to third party	454	-
Interest expense	263	693
Impairment loss on cost method investment	-	2,000
Exchange gain	388	1,487
Investment income	261	-
Income before tax expense	29,231	21,374
Income tax expense	3,491	712
Net income	$25,740	$20,662

Basic earnings per ADS	$0.62	$0.48
Diluted earnings per ADS	$0.60	$0.47
Weighted average ADS outstanding (million)	41.55	42.87
Weighted average ADS used in diluted EPS calculation (million)	43.04	43.79

Net income	$25,740	$20,662
Other comprehensive income	432	8,945
Total comprehensive income	$26,172	$29,607

12

KongZhong Corporation

Condensed Consolidated Statements of Cash Flows

(US$ in thousands)

(Unaudited)

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2013
Cash Flows From Operating Activities
Net income	$25,740	$20,662
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation and amortization	7,628	4,988
(Gain) loss on disposal of property and equipment	(7)	31
Provision of bad debt	6	342
Intangible assets impairment loss	-	1,813
Impairment loss on cost method investment	-	2,000
Imputed interest on long-term payables	-	600
Share-based compensation	4,464	1,574
Amortization of the debt discount	36	-
Changes in operating assets and liabilities	8,788	3,720
Net Cash Provided by Operating Activities	46,655	35,730

Cash Flows From Investing Activities
Acquisition of business	(8,413)	-
Purchase of intangible assets	(13,667)	(1,565)
Long-term investments	(4,000)	-
Loan repayment from third party	22,190	-
Purchase term deposits	-	(20,824)
Proceeds from disposal of term deposits	-	16,711
Purchase of held-to-maturity securities	(319,590)	(259,864)
Proceeds from disposal held-to-maturity securities	319,294	226,240
Purchase of property and equipment	(1,516)	(4,969)
Proceeds from disposal of property and equipment	7	-
Restricted cash	(35,511)	247

Net Cash Used in Investing Activities	(41,206)	(44,024)

Cash Flows From Financing Activities
Proceeds from exercise of employee stock options	277	849
Proceeds for exercise of warrants	-	27,820
Deferred payments for acquisition of business	-	(3,000)

Deferred payments for intangible asset	-	(6,588)
Repurchase of ordinary shares	(14,590)	(10,124)
Proceeds from bank borrowing	-	9,000
Repayment of bank borrowing	-	(9,057)
Net Cash (Used in) Provided by Financing Activities	(14,313)	8,900

Effect of foreign exchange rate changes	47	1,799

Net (decrease) increase in Cash and Cash Equivalents	(8,817)	2,405
Cash and Cash Equivalents, Beginning of Period	129,512	120,695
Cash and Cash Equivalents, End of Period	120,695	123,100

13

KongZhong Corporation

Condensed Consolidated Balance Sheets

(US$ in thousands)

(Unaudited)

	As of December 31, 2012	As of September 30, 2013	As of December 31, 2013
Cash and cash equivalents	$120,695	$104,528	$123,100
Term deposits	-	3,873	4,449
Held-to-maturity securities	17,465	49,248	52,194
Accounts receivable (net)	23,700	22,690	17,231
Restricted cash	-	10,570	0
Other current assets	4,718	6,993	7,762
Total current assets	166,578	197,902	204,736

Rental deposits	748	557	796

Intangible assets (net)	75,069	78,545	78,727
Property and equipment (net)	3,065	6,498	5,843
Long-term investments	4,000	2,000	2,000
Goodwill	87,551	89,568	90,267
Restricted cash	35,773	36,588	36,871
Total assets	$372,784	$411,658	$419,240

Accounts payable (including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $42,327, $43,198 and $39,488 as of December 31, 2012, September 30, 2013 and December 31,2013, respectively)	$42,612	$43,307	$39,514

Deferred revenue (including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $3,585, $3,212 and $ 2,262 as of December 31, 2012, September 30, 2013 and December 31,2013, respectively)	3,785	3,245	2,262

Other current liabilities (including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $9,935, $13,478 and $15,437 as of December 31, 2012, September 30, 2013 and December 31, 2013, respectively)	24,833	25,790	25,595
Total current liabilities	71,230	72,342	67,371
Non-current deferred tax liability (including non-current deferred tax liability of the consolidated VIE without recourse to KongZhong Corporation of $10, nil and nil as of December 31, 2012, September 30, 2013 and December 31,2013, respectively)	10	-	-

Other long-term liabilities (including other long-term liabilities of the consolidated VIE without recourse to KongZhong Corporation of $18,660, $19,110 and $19,260 as of December 31, 2012, September 30, 2013 and December 31,2013, respectively)	18,660	19,110	19,260

Total liabilities	$89,900	$91,452	$86,631

Shareholders’ equity	$282,884	$320,206	$332,609
Total liabilities and shareholders’ equity	$372,784	$411,658	$419,240

14

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

15

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, impairment loss on cost method investment, impairment loss on intangible assets, imputed interest on long-term payables, as well as is adjusted for the dilution impact on ADS numbers from stock options, non-vested shares and warrants.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended December 31, 2012 (US$ in thousands, except per share and share data)	For the Three Months Ended September 30, 2013 (US$ in thousands, except per share and share data)	For the Three Months Ended December 31, 2013 (US$ in thousands, except per share and share data)
GAAP net income (loss)	$4,770	($2,681)	$10,026
Share-based compensation	1,022	284	290
Impairment loss on cost method investment	-	2,000	-
Impairment loss on intangible assets	150	1,562	-
Imputed interest on long-term payables	-	150	150
Amortization of intangibles	1,798	185	187
Non-GAAP net income	$7,740	$1,500	$10,653

Weighted average ADS used in diluted	42.43	43.50	46.85
Non-GAAP diluted net income per ADS	$0.18	$0.03	$0.23

16

	For the Twelve Months Ended December 31, 2012 (US$ in thousands, except per share and share data)	For the Twelve Months Ended December 31, 2013 (US$ in thousands, except per share and share data)
GAAP net income (loss)	$25,740	$20,662
Share-based compensation	4,465	1,574
Impairment loss on cost method investment	-	2,000
Impairment loss on intangible assets	-	1,562
Imputed interest on long-term payables	262	600
Amortization of intangibles	5,453	2,475
Non-GAAP net income	$35,920	$28,873

Weighted average ADS used in diluted	43.04	43.79
Non-GAAP diluted net income per ADS	$0.83	$0.66

About KongZhong:

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature-phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a feature phone mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2013 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market. In May 2013, KONG entered into a strategic partnership with Wargaming.net's granting KONG exclusive rights to all of Wargaming.net's future games in mainland China, including but not limited to World of Tanks, World of Warplanes and World of Warships. In addition, KONG is also the the exclusive China partner for Guild War 2 from ArenaNet and Hawken from Meteor Entertainment.

17

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

18

KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Yuan Liu
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail:ir@kongzhong.com	E-mail:liuyuan@kongzhong.com

19